SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 13)




                      CHESAPEAKE CORPORATION
                      (Name of Issuer)



                  COMMON STOCK, 1.00 par value
                 (Title of Class of Securities)


                         165159-10-4
                        (CUSIP Number)



Check the following box if a fee is being paid with this statement:

1)  Names of Reporting Persons S.S. or I.R.S. Identification
    Nos. of Above Persons

    Sture G. Olsson

2)  Check the appropriate Box if a Member of a Group

    (a)

    (b)


3)  SEC Use Only


4)  Citizenship or Place of Organization   U.S.


Number of       (5)  Sole Voting Power       949,474
Shares Bene-
 ficially       (6)  Shared Voting Power     1,161,080 (See
Owned by           No. 9 below)
Each Repor-     (7)  Sole Dispositive Power  1,414,354
 ting Person
With            (8)  Shared Dispositive Power  1,014,614 (See
                  No. 9 below)

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
2,488,968   The filing of this statement shall not be construed
as an admission that Mr. Olsson is, for purposes of Sections 13(d) or (13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares listed on lines 6 or 8.

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row (9)  10.58%


12)  Type of Reporting Person      IN

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          SCHEDULE 13-G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)      Name of Issuer:

               CHESAPEAKE CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Offices:

               James Center, Box 2350, Richmond, Virginia 23218-
               2350

Item 2(a)      Name of Person Filing:

               Sture G. Olsson

Item 2(b)      Address of Principal Business Office or, if None,
               Residence:

               Chesapeake Corporation, James Center, Box 2350,

               Richmond, Virginia 23218-2350

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock ($1.00 par)

Item 2(e)      CUSIP Number:

                   165159 10 4

Item 3         If these statements are filed pursuant to Rules
               13-1(b) or 13d-2(b):

               Not applicable

Item 4         Ownership

               (a)  Amount Beneficially Owned:  2,488,968

               (b)  Percent of Class:  10.58%

               (c)  Number of shares as to which such person has:


                         (i)  sole power to vote or to direct the
                              vote -      949,474

                        (ii)  shared power to vote or to direct
                              the vote -    1,161,080*

                       (iii)  sole power to dispose of or to
                              direct the disposition of -
                                     1,414,354

                        (iv)  shared power to dispose of or to
                              direct the disposition of -
                                     1,014,614*


          *The filing of this statement shall not be construed as an admission that Sture G. Olsson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the 1,161,080 shares described in Item 4(c)(ii) or the 1,014,614 shares described in Items 4(c)(iv).
Item 5    Ownership of Five Percent or Less of a Class:
          Not applicable
Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Crestar Bank and Sture G. Olsson are co-trustees of certain trusts which hold: 206,090 of the 949,474 shares described in Item 4(c)(i); 771,630 of the 1,161,080 shares described in Item 4(c)(ii); 594,530 of the 1,414,354 shares described in Item 4(c)(iii); and 383,190 of the 1,014,614 shares described in Item 4(c)(iv). Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of: 530,000 of the remaining 743,384 shares described in Item 4(c)(i); the remaining 389,450 shares described in Item 4(c)(ii); 606,440 of the remaining 819,824 shares described in Item 4(c)(iii); and the remaining 631,424 shares described in Item 4(c)(iv).

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company:
          Not applicable
Item 8    Identification and Classification of Members of the
          Group:

          Not applicable
Item 9    Notice of Dissolution of Group:
          Not Applicable
Item 10   Certification:
          Not Applicable
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1993.

Dated:  2/3/94                 /s/ Sture G. Olsson



                                  Sture G. Olsson
                                  Name/Title

                         STURE G. OLSSON

                          Schedule 13-G


Summary of Item 4(c)

       (i)     Sole Power to vote or to direct the vote:

                    Name                               Amount

               Sture G. Olsson                         213,384
               Signe Maria Olsson Trust (1966)         206,090
               Inga Residuary Trust (Nylander)         470,000
               Elis Olsson Memorial Foundation          60,000

                                        Total (i)      949,474

      (ii)     Shared Power to vote or direct the vote:

                    Name                               Amount

               Inga Olsson Trust (Nylander)            136,440
               S. G. O. Trust                          136,440
               Signe Olsson Trust                      383,190
               Elis Olsson Trust                       252,000
               Shirley C. Olsson                        37,010
               S. G. Olsson Trust (1976)               216,000

                                        Total (ii)   1,161,080

     (iii) Sole Power to dispose of or to direct the disposition of:

                    Name                               Amount

               Sture G. Olsson                         213,384
               Inga Olsson Trust (Nylander)            136,440
               S. G. O. Trust                          136,440
               Signe Maria Olsson Trust (1966)         206,090
               Elis Olsson Trust                       252,000
               Inga Residuary Trust (Nylander)         470,000

                                   Total (iii)       1,414,354

      (iv) Shared Power to dispose or to direct the disposition of:

                    Name                                Amount

               Signe Olsson Trust                      383,190
               Shirley C. Olsson                        37,010
               Carl Olsson Trust                       174,114
               Carl Olsson Residuary Trust             204,300
               S. G. O. Trust (1976)                   216,000

                                   Total (iv)         1,014,614


Summary of Item 6

     Shares held by Crestar Bank and SGO as co-fiduciaries:

                    Name                               Amount

     Inga Olsson Trust (Nylander)                      136,440
     Elis Olsson Trust                                 252,000
     Signe Maria Olsson Trust (1966)                   206,090
     Signe Olsson Trust                                383,190

                                   Item 6 Total        977,720

NOTE: Shares listed under the "right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of" shares in response to Item 6 include all shares except the 213,384 shares held by Sture G. Olsson in his name.

          OLSSONS' HOLDINGS OF CHESAPEAKE COMMON STOCK
                     AS OF DECEMBER 31, 1993


                                                            NO.
     NAME AS REGISTERED                                    SHARES

     Sture G. Olsson                                      213,384

(1)  Shirley C. Olsson                                     37,010

(6)  State Planters Bank of Commerce and Trusts
     and Sture G. Olsson, TRS UI 11/20/58
     Elis Olsson FBO Inga Olsson Nylander & Others,
     Trust #1 (Acct. 3098)                                136,440

(7)  State Planters Bank of Commerce and Trusts,
     TR UTI Trust #2, 11/20/58 FBO Carl A. Olsson
     and Sture G. Olsson
     (Acct. 3099X)                                        174,114

(8)  HAMAC (2/16/72)
     State Planters Bank of Commerce and Trusts,
     TR UI 11/20/58 Elis Olsson FBO Sture G.
     Olsson & Others, Trust #3
     (Acct. #3100)                                        136,440

(9)  HAMAC
     Sture G. Olsson and State Planters Bank, Co-TRS.
     U/A Signe Maria Olsson
     (Acct. #4497)                                        383,190

(11) HAMAC
     Sture G. Olsson and State Planters Bank,
     Co-Trustees Residual Est. of Elis Olsson
     (Acct. #3259B)                                       252,000

(12) HAMAC
     Sture G. Olsson, Exr. Est. of Inga Olsson Nylander
     (S.G.O., Trustee U/W I.O.N. for benefit of S.G.O.
     Children)                                            470,000

(13) HAMAC
     State Planters Bank, Trustee, Residual Trust
     C. A. Olsson, Trust B
     (Acct. #3571-B)                                      204,300

(14) HAMAC
     United Virginia Bank, Trustee under Agreement
     with S. G. Olsson dated 12/15/76 (Irrevocable
     10-yr. term trust FBO wife and children)             216,000

(15) Elis Olsson Memorial Foundation                       60,000






                                                             NO.
     NAME AS REGISTERED                                    SHARES

(19) Sture G. Olsson and United Virginia Bank, TR UA
     6/16/66 with Signe Maria Olsson
          (a)  FBO Sture G. Olsson           103,050
          (b)  FBO Lisa Olsson                25,760
          (c)  FBO Anne Olsson                25,760
          (d)  FBO Inga O. Rogers             25,760
          (e)  FBO C. Elis Olsson             25,760      206,090

                                                        2,488,968









RI-CS
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